Exhibit 2.1

CONFIDENTIAL TREATMENT REQUESTED.
Confidential portions of this document have been redacted
and have been separately filed with the Commission.

AGREEMENT AND PLAN OF MERGER

DATED AS OF JUNE 30, 2005

BY AND AMONG

ITEX CORPORATION,

BXI EXCHANGE, INC.,

BXI ACQUISITION SUB, INC.

AND

THE INTAGIO GROUP, INC.

AGREEMENT AND PLAN OF MERGER

          THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 30, 2005, by and among BXI Exchange, Inc., a Delaware corporation (“BXI”), ITEX Corporation, a Nevada corporation (“ITEX”), BXI Acquisition Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of ITEX (“Acquisition Sub”), and The Intagio Group, Inc., a Delaware corporation (the “Principal Stockholder” or the “Stockholders’ Representative”).

          WHEREAS, BXI and Acquisition Sub intend to consummate the merger described in Article 1, as a result of which all of the outstanding stock of BXI (the “BXI Common Stock”) will be converted into the right to receive cash, promissory notes and certain contingent consideration, and BXI will be wholly owned by ITEX, all on the terms and subject to the conditions set forth in this Agreement;

          WHEREAS, the Board of Directors of BXI has (i) determined that the merger is fair to and in the best interests of the stockholders of BXI (the “BXI Stockholders”); (ii) approved the merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth herein; and (iii) determined to recommend that the BXI Stockholders adopt and approve this Agreement and approve the merger; and

          WHEREAS, the Boards of Directors of ITEX and Acquisition Sub have each adopted and approved this Agreement and the Merger as required by applicable law;

          NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, BXI, ITEX, Acquisition Sub and the Principal Stockholder hereby agree as follows:

ARTICLE 1

THE MERGER

          Section 1.1.  The Merger.  At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “Delaware GCL”), Acquisition Sub shall be merged with and into BXI (the “Merger”).  As of and from the Effective Time, BXI shall continue as the surviving corporation (the “Surviving Corporation”) and the separate corporate existence of Acquisition Sub shall cease. ITEX, as the sole shareholder of Acquisition Sub, hereby approves the Merger and this Agreement.  The Principal Stockholder, as the holder of a majority in interest of the BXI Common Stock, hereby approves the Merger and this Agreement

          Section 1.2.  Effective Time.  Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined below) the Merger shall be consummated by BXI delivering for filing with the Secretary of State of the State of Delaware a duly executed certificate of merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) complying with the applicable provisions of the Delaware GCL.  The Merger shall become effective at such time as a properly executed copy of the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the Delaware GCL, or such later time as set forth in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).

          Section 1.3.  Closing of the Merger.  The closing of the Merger (the “Closing”) will take place on the earlier of Friday, July 29, 2005 or (ii) the first business day following the date on which BXI Stockholders holding 100% of the shares of BXI Common Stock have consented in writing to the Merger (the earlier to occur of the foregoing referred to herein as the “Closing Date”), at 10:00 a.m. local time at the offices of Troy & Gould Professional Corporation, 1801 Century Park East, Los Angeles, California 90067, unless another time, date or place is agreed to in writing by ITEX and BXI.  All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

          Section 1.4.  Effect of the Merger. The Merger shall have the effect set forth in this Agreement and the applicable provisions of the Delaware GCL.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of BXI and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities and obligations of BXI and Acquisition Sub shall become the debts, liabilities and obligations of the Surviving Corporation.

          Section 1.5.  Certificate of Incorporation and Bylaws; Directors and Officers.  The Certificate of Incorporation and Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation immediately after the Effective Time and shall thereafter continue to be its Certificate of Incorporation and Bylaws until amended as provided therein and under applicable law.  The directors and officers of Acquisition Sub holding office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time.  The officers of Acquisition Sub holding office immediately prior to the Effective Time shall be the officers (holding the same offices as they held with Acquisition Sub) of the Surviving Corporation immediately after the Effective Time.

          Section 1.6.  Merger Consideration; Conversion of Shares; Escrow Agreement; Exchange of Certificates.

                    (a)          Conversion of Shares.  At the Effective Time, the following events shall occur by virtue of the Merger and without any action on the part of Acquisition Sub, BXI or any BXI Stockholder:

                                   (i)          Each share of BXI Common Stock issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares (as defined below), shall automatically be canceled and extinguished and be converted into and become a right to receive the following consideration (the “Merger Consideration”):

                                                 (A)          an amount in cash (the “Per Share Cash Amount”) equal to the quotient determined by dividing:

                                                                 (1)          $605,673.84 in cash (the “Cash Amount”), by;

                                                                 (2)          the number of shares of BXI Common Stock issued and outstanding immediately prior to the Effective Time, including any Dissenting Shares; and

                                                 (B)          secured promissory notes in the form attached hereto as Exhibit B (collectively referred to as the “Notes”), in the aggregate principal amount equal to the quotient determined by dividing $1,000,000 (subject to the provisions of Section 1.11) by the number of shares of BXI Common Stock issued and outstanding immediately prior to the Effective Time, including any Dissenting Shares; and

                                                 (C)          an amount equal to the quotient determined by dividing the Earnout Payments (as defined below in Section 1.7 and as and when payable in accordance with the terms of this Agreement) by the number of shares of BXI Common Stock issued and outstanding immediately prior to the Effective Time, including any Dissenting Shares; and

                                   (ii)         Each share of Acquisition Sub common stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $.001 per share, of the Surviving Corporation.

                                   (iii)        All shares of BXI Common Stock (x) that are held by BXI as treasury stock or otherwise or (ii) that are held by ITEX or Acquisition Sub shall be canceled and retired and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

          All shares of BXI Common Stock other than the Dissenting Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and holders of certificates which immediately prior to the Effective Time represented shares of BXI Common Stock (the “BXI Certificates”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid or issued in consideration therefor upon the surrender of such certificates in accordance with Section 1.6(d).

                    (b)          Calculation of Cash Amount.  The Cash Amount is calculated as follows: $2,000,000, plus (A) the Cash Balance (as defined in Section 10.7), minus (B) an amount equal to the Shareholder Debt (as defined in Section 10.7), minus (C) an amount equal to the Intagio Receivable (as defined in Section 10.7), minus (D) an amount equal to the Transition Services Fee (as defined in Section 10.7), minus an amount equal to the Operational Liabilities (as defined in Section 10.7) in excess of $81,000.  BXI and the Principal Stockholder hereby jointly and severally represent and warrant to ITEX that as of the date hereof (the “Signing Date”), the Cash Balance is $35,477.00, the Shareholder Debt is $670,947.16, the Intagio Receivable is $258,856.00, the Transition Services Fee is $500,000, and the amount of Operational Liabilities does not exceed $81,000.

                    (c)          Escrow Agreement.  As of the Signing Date, ITEX, BXI and the Principal Stockholder shall enter into an agreement in the form attached hereto as Exhibit C with US Bank, as escrow agent (the “Escrow Agent”) and ITEX shall deliver to the Escrow Agent the Cash Amount in immediately available funds and the Notes with the Escrow Agent (such Cash Amount and Notes, the “Exchange Fund”).  ITEX agrees to make payments on the Notes directly to the holders thereof as and when due regardless of whether or not the Notes are held by the Escrow Agent when such payments are due.

                    (d)          Exchange of Certificates.  As soon as practicable after the Signing Date, the Stockholders’ Representative shall mail and otherwise make available to each record holder who, as of the Signing Date, was a holder of a BXI Certificate a form of letter of transmittal and instructions (in the form of Exhibit 1.6(d)) for use in effecting the surrender of the BXI Certificate for payment and exchange therefore.  Delivery shall be effected, and risk of loss and title to the BXI Certificate shall pass, only upon proper delivery of the BXI Certificate to the Escrow Agent.  Upon surrender to the Escrow Agent of a BXI Certificate, together with such letter of transmittal duly executed, the holder of such BXI Certificate shall be entitled to receive as of the Effective Time in payment and exchange therefor the Merger Consideration to which such holder of BXI Common Stock shall have become entitled pursuant to the provisions of this Article 1.  No interest will be paid or accrued on the cash payable upon surrender of the BXI Certificate.  If any portion of the Merger Consideration to be received pursuant to this Article 1 upon exchange of a BXI Certificate is to be paid or issued to a person other than the person in whose name the BXI Certificate surrendered in exchange therefor is registered, it shall be a condition of such payment and issuance that the BXI Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of the Note, or establish to the satisfaction of the Escrow Agent that such tax has been paid or that no such tax is applicable.  All payments of cash and issuances of Notes in respect of shares of BXI Common Stock that are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.  Until surrendered and exchanged as provided above, each BXI Certificate shall represent solely the right to receive the Merger Consideration, and the holder thereof shall have no right to receive the Merger Consideration to which such holder otherwise would be entitled.  In case of any lost, stolen or destroyed BXI Certificate, the holder thereof may be required, as a condition precedent to the delivery to such holder of the consideration described in Section 1.6 and in accordance with Section 167 of the Delaware GCL, to indemnify ITEX against any claim that may be made against the Escrow Agent, ITEX, or the Surviving Corporation with respect to the BXI Certificate alleged to have been lost, stolen or destroyed.  Any portion of the Exchange Fund that remains unclaimed by the BXI stockholders for six months after the Effective Time shall be returned to ITEX, upon demand, and any holder of BXI Common Stock who has not theretofore complied with this Section 1.6(d) shall thereafter look only to ITEX for issuance and payment of the consideration to which such holder has become entitled pursuant to Section 1.6, provided, however, that neither the Escrow Agent nor any party hereto shall be liable to a holder of shares of BXI Common Stock for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.  Notwithstanding any of the provisions of this Section 1.6 to the contrary, the Notes shall remain in the possession of the Escrow Agent until such time as the conditions for their release to the BXI Stockholders have been met (provided that ITEX shall remain obligated to make interest payments on the Notes to the BXI Stockholders).

                    (e)          Calculation.  Unless specified otherwise herein, each calculation called for by this Agreement shall be carried out to five (5) decimal places.

                    (f)          No Further Registration.  From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of BXI Common Stock that were outstanding immediately prior to the Effective Time.

          Section 1.7.  Earnout Payment.  ITEX shall make earnout payments (“Earnout Payments”) to the BXI Stockholders with respect to each of the first 12 full fiscal quarters following the Signing Date, beginning with the fiscal quarter ending October 31, 2005 (“Earnout Period”), in an aggregate amount equal to 5% of the amount by which the revenue recognized by ITEX and its Subsidiaries (including BXI) on a consolidated basis (calculated in accordance with GAAP, but excluding “Trade Unit Revenue” as defined below) during each such quarter exceeds $3,000,000.  Notwithstanding the foregoing, in no event shall the aggregate Earnout Payment with respect to any quarter exceed $37,500.  Failure to recognize at least $3,000,000 in revenue in any quarter will result in no Earnout Payment being made for that quarter.  No liability with respect to any quarter for an Earnout Payment in excess of $37,500 shall be accrued or carried forward to a subsequent quarterly period.  Each Earnout Payment shall be paid by ITEX to the Stockholders’ Representative within 55 days of the end of the quarter for which such Earnout Payment relates, provided that if the quarter is the last quarter of ITEX’s fiscal year, such payment may be made within 100 days of the end of such quarter, and provided further that if ITEX is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 but a quarterly or annual report, as the case may be, is filed late, ITEX shall be granted a grace period for such payment until such filing is actually made (except that no such grace period shall extend for more than 60 days).  The Earnout Payments shall be subject to reduction as specified in Section 1.9 hereof.  Any such reduction shall be made pro rata amongst the BXI Stockholders in accordance with their respective ownership of shares of BXI Common Stock as of the Effective Time.  The Earnout Payment shall be made by ITEX to the Stockholders’ Representative acting on behalf of each BXI Stockholder, other than Dissenting Stockholders, who are entitled to receive Merger Consideration at the Closing, based upon each BXI Stockholder’s ownership of shares of BXI Common Stock as of the Effective Time.  For purposes of calculating the Earnout Payment, Trade Unit Revenue shall mean any non-cash revenue recognized based on an exchange of assets for trade or barter credits, based on the fair value of goods or services received in accordance with the guidance of APB 29, EITF 93-11 and EITF 93-17 and any non-cash revenue or ITEX Trade Dollar revenue that may be earned for transaction or association fees.

          Section 1.8.  Determination of Earnout Payments.

                    (a)          On or prior to the date that each Earnout Payment is required to be made as specified in Section 1.7, ITEX shall provide the Stockholders’ Representative with a statement setting forth the revenue for the period in question and the aggregate Earnout Payment, if any, due to the BXI Stockholders (the “Determination”).  ITEX’s computation of any Earnout Payment under this Section 1.8 shall be conclusive and binding upon the parties hereto, except that if any BXI Stockholder does not agree that such Determination correctly states the Earnout Payment for the relevant period (an “Objecting Stockholder”), such Objecting Stockholder shall have the right to give written notice to ITEX of any exceptions thereto within thirty (30) days following the later of (i) the Stockholders’ Representative’s receipt of the Earnout Payment and Determination or (ii) the filing by ITEX of the quarterly or annual report which contains the financial statements to which such Earnout Payment relates (including the filing of any restated financial statements).

Such written notice by an Objecting Stockholder shall include a schedule setting forth such Objecting Stockholder’s computation of the Earnout Payment, together with a copy of any financial information, other than that previously supplied by ITEX to the Stockholders’ Representative, used in making such Objecting Stockholder’s computation.  If the Objecting Stockholder and ITEX are unable to reconcile their differences in writing within thirty (30) days after written notice of the exceptions is delivered to ITEX, the items in dispute shall be submitted to a mutually acceptable accounting firm for final determination (the “Determining Accountants”) and the Earnout Payment allocable to the Objecting Stockholder shall be deemed adjusted in accordance with the determination of the Determining Accountants and shall become final and conclusive as to ITEX and the Objecting Stockholder (but shall not adversely affect the Earnout Payments allocable to any non-Objecting Stockholders, which may not be reduced thereby).  The Determining Accountants shall consider only the items in dispute and shall be instructed to act within thirty (30) days (or such longer period as the Objecting Stockholder and ITEX may agree) to resolve all claims and dispute.

                    (b)          If the Determining Accountants determine that the Earnout Payments to the Objecting Stockholder are to be adjusted then some or all of the reasonable fees and expenses of the Determining Accountants paid initially by the Objecting Stockholder shall be reimbursed by ITEX to the Objecting Stockholder, the amount of such reimbursement to be determined as follows: if the Determining Accountants determine that the Earnout Payments to the BXI Stockholders (i) do not exceed the Earnout Payments reflected on the Determination, then all of the fees and expenses of the determining Accountants shall be the responsibility of the Objecting Stockholder and the Earnout Payments allocable to any such Objecting Stockholder may be reduced by the amount of such fees and expenses (to the extent that ITEX has paid such fees and expenses and the Objecting Stockholder has not paid such fees and expenses); (ii) exceed the Earnout Payments reflected on the Determination by more than zero but less than $10,000, then all of the fees and expenses of the Determining Accountants shall be borne equally by ITEX and Objecting Stockholder; and (iii) exceed the Earnout Payments reflected on the Determination by $10,000 or more, then all of the fees and expenses of the Determining Accountants shall be borne by ITEX.

                    (c)          In the event the parties are unable to agree upon a mutually acceptable accounting firm to act as Determining Accountant, the Objecting Stockholder and ITEX shall each designate one accounting firm, and those two designated accounting firms shall select an accounting firm mutually acceptable to them to act as the Determining Accountants.

                    (d)          ITEX agrees to provide promptly all information as reasonably requested by the Stockholders’ Representative, and to make available for inspection and review to the Stockholders’ Representative and its agents and representatives, during regular business hours upon reasonable prior written notice, the books and records of ITEX relevant to the determination of whether an Earnout Payment is due and the amount thereof.  Access to such information will be conditioned upon execution by the Stockholders’ Representative of a confidentiality agreement reasonably acceptable to ITEX.

          Section 1.9.  Reduction of Earnout Payments.  Any Earnout Payments otherwise payable to the BXI Stockholders are subject to reduction as set forth in Section 1.10 and Article 8, provided that (i) in no event shall Earnout Payments be reduced to less than zero (however, to the extent that the aggregate amount of any reduction to Earnout Payments otherwise due and payable in any quarterly period exceeds the amount of such Earnout Payments, such excess amount may be carried forward to reduce Earnout Payments due and payable in subsequent quarterly periods until such excess amount has been applied in full), (ii) in the event BXI or the Surviving Corporation subsequently recovers any amounts by which Earnout Payments previously had been reduced (whether as a result of settlement, litigation award, arbitration award, insurance recovery or otherwise), then such amounts shall promptly be returned to the BXI Stockholders, and (iii) ***   Nothing in this Section 1.9 shall give ITEX the right to withhold or deduct any Earnout Payments otherwise payable to the BXI Stockholders hereunder for costs it anticipates it will incur in connection with litigation (it being agreed that any deduction or withholding of any Earnout Payment shall only be permitted as an offset for costs actually incurred by ITEX in connection with litigation or Losses it actually incurs pursuant to the indemnification provisions and offset rights of Article 8 of this Agreement).

          Section 1.10.  Operational Liabilities.

                    (a)          In the event that ITEX disagrees with BXI’s calculation of Operational Liabilities as of the Signing Date (i.e., maximum of $81,000), ITEX shall have the right to deliver a written notice to the Stockholder Representative disagreeing with such calculation and setting forth its calculation of such amount, specifying in reasonable details the reasons for such disagreement.  If ITEX fails to deliver such a written notice within 90 days following the Signing Date, BXI’s determination of the amount of Operational Liabilities shall be final and binding.

                    (b)          If ITEX delivers a written notice of disagreement pursuant to Section 1.10(a), ITEX and the Stockholders’ Representative shall, during the 30 days following such delivery, use their good faith efforts to reach agreement on the disputed items or amounts in order to determine the amount of Operational Liabilities, which amount shall not be more than the amount thereof shown in ITEX’s calculations delivered pursuant to Section 1.10(a) nor less than the amount set forth in Section 1.6(b) hereof.  If ITEX and the Stockholders’ Representative are unable to reach such agreement during such 30 day period, they shall promptly thereafter cause the Determining Accountants promptly to review the disputed items or amounts for the purpose of calculating the amount of Operational Liabilities.  In making such calculation, the Determining Accountants shall consider only those items or amounts in ITEX’s written notice as to which ITEX has disagreed.  The Determining Accountants shall deliver to ITEX and the Stockholders’ Representative, as promptly as practicable, a report setting forth such calculation.  Such report shall be final and binding upon ITEX, BXI, the Surviving Corporation, and the BXI Stockholders.  The costs, fees and expenses of the Determining Accountants shall be borne by the BXI Stockholders in the event the report indicates that the Operational Liabilities were understated by more than 5% (provided that Operational Liabilities shall not be deemed to have been understated for this purpose if and to the extent the Stockholders’ Representative agrees to any adjustment prior to submission of the dispute to the Determining Accountants); otherwise ITEX shall bear all such costs, fees and expenses.

*** Confidential material redacted and filed separately with the Commission.

                    (c)          If a determination is made by the Determining Accountants that the amount of Operational Liabilities at the Signing Date exceeded $81,000 (or if the parties mutually agree that there was an excess), then the Merger Consideration shall be adjusted by reducing the Earnout Payments in an amount equal to the aggregate dollar amount of such excess.

                    (d)          Any adjustment in the Merger Consideration required by this Section 1.10 shall be made based on each BXI Stockholder’s pro rata share.

          Section 1.11.  Appraisal Rights.  Shares of BXI Common Stock that have not been voted for approval of this Agreement and with respect to which a demand for payment and appraisal have been properly made in accordance with Section 262 of the Delaware GCL (“Dissenting Shares”), will not be converted into the right to receive that portion of the Merger Consideration otherwise payable with respect to such shares of BXI Common Stock after the Effective Time but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware.  If a holder of Dissenting Shares (a “Dissenting Stockholder”) withdraws such holder’s demand for such payment and appraisal or becomes ineligible for such payment and appraisal under Section 262 of the Delaware GCL, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder’s Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, that portion of the Merger Consideration into which such Dissenting Shares would have been converted pursuant to Section 1.6.  BXI will give ITEX and Acquisition Sub prompt written notice of any demand received by BXI from a holder of Dissenting Shares for appraisal of shares of BXI Common Stock.  Each Dissenting Stockholder who, pursuant to Section 262 of the Delaware GCL, becomes entitled to payment of the fair value of the Dissenting Shares will receive payment therefor from ITEX (but only after the fair value therefor has been agreed upon or finally determined pursuant to such provisions and only to the extent permitted by applicable law).  ITEX will not make any payment to any Dissenting Stockholder in settlement of such Dissenting Stockholder’s claim (except as required by law) without the prior written approval of the Principal Stockholder, which approval shall not be unreasonably withheld or delayed.

          Section 1.12.  Repayments.  On the Signing Date, ITEX shall deliver to the Escrow Agent immediately available funds in an amount equal to $1,429,803.16, which amount is equal to the sum of the Transition Services Fee, plus the Intagio Receivable, plus the Shareholder Debt, in addition to the amounts delivered by ITEX to the Escrow Agent pursuant to Section 1.6(c).  Payment of the above-referenced amounts in accordance with the terms and conditions of the Escrow Agreement shall be in full satisfaction of all amounts owed by BXI to the Principal Stockholder with respect to the Intagio Receivable, the Shareholder Debt and the Transition Services Fee, and by BXI to the other BXI Stockholders with respect to the Shareholder Debt.  The parties hereto agree and acknowledge that as of the Signing Date there will be no amounts owed by BXI to the Principal Stockholder or any of its Subsidiaries.

          Section 1.13.  Trade Accounts.  Effective as of the Signing Date, all reciprocal or other trade accounts between the Principal Stockholder, BXI, any of the Principal Stockholders’ Subsidiaries, or any of their respective directors, executives or employees (on the one hand) and ITEX (on the other hand) shall be closed, and all rights pertaining thereto shall be waived, including but not limited to Intagio Trading Network’s ITEX Account, #0115061000570, Intagio Trading Network’s BXI Account, #197503444, and BXI’s Intagio Trading Network Account, #916225975.  The foregoing shall not affect reciprocal or other trade accounts that may exist between independent contractors of BXI and ITEX or any ITEX franchisees, or any reciprocal or other trade accounts that may exist between ITEX franchisees and BXI or independent contractors of BXI, which shall remain in effect following the Signing Date and the Closing in accordance with their terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF BXI AND THE PRINCIPAL STOCKHOLDER

          Except as set forth in the Disclosure Letter, and in order to induce ITEX and Acquisition Sub to enter into and perform this Agreement, BXI and the Principal Stockholder hereby severally represent and warrant to each of ITEX and Acquisition Sub, as of the Signing Date as follows:

          Section 2.1.  Organization and Good Standing.  BXI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.  BXI is duly qualified to do business and is in good standing in the State of California as a foreign corporation.

          Section 2.2.  Power, Authorization and Validity.

                    (a)          Power and Capacity.  BXI has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which BXI is or will be a party that are required to be executed pursuant to this Agreement (the “BXI Ancillary Agreements”), and to consummate the transactions contemplated hereby and thereby.  The Principal Stockholder has the right, power, legal capacity and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement and the BXI Ancillary Agreements have been duly and validly approved and authorized by BXI’s Board of Directors as required by Delaware law and BXI’s Certificate of Incorporation and Bylaws, each as amended to date.

                    (b)          No Filings.  No filing, authorization or approval, governmental or otherwise, is necessary to enable BXI to enter into, and to perform its obligations under, this Agreement and the BXI Ancillary Agreements, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of other states or foreign jurisdictions in which BXI is qualified to do business, if any, and (b) the approval of the BXI Stockholders of the transactions contemplated hereby.

                    (c)          Authorization; Enforceability.  All corporate action on the part of BXI necessary for the authorization, execution, delivery and performance of this Agreement and the BXI Ancillary Agreements, the consummation of the Merger, and the performance of BXI’s obligations hereunder and thereunder has been taken or will be taken as of or prior to the Effective Time. This Agreement and the Merger have been approved by the holders of the requisite number of shares of the BXI capital stock under the Delaware GCL and BXI’s Certificate of Incorporation and Bylaws.  Each of this Agreement and the BXI Ancillary Agreements has been duly executed and delivered by BXI and the Principal Stockholder, as applicable, and each is, or when executed by BXI and Principal Stockholder will be, valid and binding obligations of BXI and the Principal Stockholder enforceable against BXI and the Principal Stockholder, as applicable, in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

          Section 2.3.  Capitalization of BXI.

                    (a)          Authorized and Outstanding Capital Stock.  The authorized capital stock of BXI consists of 6,000 shares of common stock, all of which shares are issued and outstanding, which are held of record by the BXI Stockholders in the amounts described in Schedule 2.3(a) of the Disclosure Letter.  All issued and outstanding shares of BXI Common Stock have been duly authorized and were validly issued, are fully paid and non-assessable, are not subject to any right of rescission, are not subject to preemptive rights by statute, the Certificate of Incorporation or Bylaws of BXI, or any agreement or document to which BXI is a party or by which it is bound and have been offered, issued, sold and delivered by BXI in material compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal and state securities laws.  True and correct copies of the stock records of BXI showing all issuances and transfers of shares of capital stock of BXI since the date of incorporation of BXI (March 20, 2003) have been delivered to ITEX or its counsel.

                    (b)          Options/Rights.  There are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or agreements outstanding for the purchase or acquisition from BXI or from the Principal Stockholder of any shares of capital stock of BXI or any securities convertible into or exchangeable for shares of capital stock of BXI.

                    (c)          Other Obligations.  BXI is not a party or subject to any agreement or understanding and, to the knowledge of BXI and the Principal Stockholder, there is no agreement or understanding between any Persons that affects or relates to the voting or giving of written consents with respect to any securities of BXI or the voting by any director of BXI.  Except for the Shareholder Debt, the Intagio Receivable and the Transition Services Fee (as defined in Section 10.7), no BXI Stockholder or any Affiliate thereof is indebted to BXI, and BXI is not indebted to any Stockholder or any Affiliate thereof.  BXI is not under any contractual or other obligation to register any of its presently outstanding securities or any of its securities that may hereafter be issued.

          Section 2.4.  Subsidiaries.  BXI does not have any Subsidiaries or any interest, direct or indirect, in any corporation, partnership, joint venture or other business entity, and has no agreement to purchase any such interest.

          Section 2.5.  No Violation of Existing Agreements; Third Party Consents and Approvals.  The execution and delivery of this Agreement and any BXI Ancillary Agreement by BXI, and the consummation of the transactions contemplated hereby or thereby, will not conflict with, or (with or without notice or lapse of time, or both) result in a default, termination, breach, impairment or violation of, or the creation in any party of the right to accelerate, terminate, modify or cancel (a) any provision of the Certificate of Incorporation or Bylaws of BXI, as currently in effect, (b) in any material respect, any material agreement, lease, note or other restriction, encumbrance, obligation or liability to which BXI is a party or by which BXI is bound or to which BXI’s assets are subject, (c) in any material respect, any provision of any material law or any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to BXI or its assets or properties, or (d) any permit used in or necessary for the conduct of BXI’s business.  Except for the filing of all documents necessary to consummate the Merger under the Delaware GCL, the consummation of the Merger and the transfer to the Surviving Corporation of all material rights, licenses, franchises, leases and agreements of BXI will not require the consent, approval or authorization of, or declaration, filing or registration with, any third party.

          Section 2.6.  Litigation.  Except as listed in Disclosure Letter, Item 2.6, to the knowledge of BXI or the Principal Stockholder, there is no action, proceeding or government investigation pending or threatened against BXI before any court, administrative agency or arbitral tribunal.  There are no outstanding or unsatisfied judgments, orders, decrees or stipulations to which BXI is a party.  Schedule 2.6 to the Disclosure Letter sets forth a description of any material disputes that have been settled or resolved by litigation or arbitration since September 2000, provided that no representation or warranty is made with respect to any settlement entered into prior to April 2003 unless and to the extent such settlement was reflected in the corporate files of BXI that were shipped from Pasadena to BXI’s San Francisco corporate headquarters in April 2003.

          Section 2.7.  No Brokers.  BXI has not incurred, and will not incur, directly or indirectly, as a result of any action taken by or on behalf of BXI, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the Merger, this Agreement or any transactions contemplated hereby.

          Section 2.8.  Financial Statements.  BXI has delivered to ITEX the BXI Financial Statements.  The BXI Financial Statements have been prepared in conformity with GAAP on a basis consistent with prior accounting periods and fairly present in all material respects the financial position, results of operations and changes in financial position of BXI as of the dates and for the periods indicated.  To the extent the BXI Financial Statements have recognized any Trade Unit Revenue (as defined in Section 1.7) in excess of $10,000 in the aggregate or expenditures in excess of $10,000 in the aggregate based on non-cash transactions, cash conversions, cash generated by selling BXI Trade Units or other non-cash assets on the BXI Financial Statements (in accordance with the guidance in of APB 29, EITF 93-11 and EITF 93-17), such Trade Unit Revenue and expenses have been disaggregated from cash revenues and expenses and presented as a separate line item on the BXI Financial Statements.  The BXI Financial Statements do not record revenues for BXI dollars received on any non-monetary transactions, except that BXI does receive other income related to non-monetary transactions as set forth in the Disclosure Letter.

No BXI dollars or non-monetary transaction expenses are reflected in the BXI Financial Statements.  BXI maintains systems of accounting that are adequate for its business.  To its knowledge, BXI has no material liabilities or material obligations (absolute, contingent or otherwise) that are not reflected or reserved against in the BXI Balance Sheet, except (i) liabilities or obligations incurred since the date of the BXI Balance Sheet in the ordinary course of business and consistent with past practice, (ii) liabilities or obligations otherwise disclosed in this Agreement or in the Disclosure Letter, (iii) liabilities not required to be reflected or reserved against in accordance with GAAP, and (iv) liabilities not payable in cash.  The only amounts owed by BXI to the Principal Stockholder or any of its Subsidiaries are (i) the Intagio Receivable, (ii) $636,091.18 (representing that portion of the Shareholder Debt payable to the Principal Stockholder), and (iii) the Transition Services Fee.

          Section 2.9.  Absence of Certain Changes or Events.  Except for transactions specifically contemplated in this Agreement, since the date of the BXI Balance Sheet, neither the Principal Stockholder, BXI, nor any of its officers or directors in their representative capacities on behalf of BXI, have:

                                   (i)          taken any material action or entered into or agreed to enter into any material transaction, agreement or commitment other than in the ordinary course of business;

                                   (ii)         forgiven or canceled any material indebtedness or waived any material claims or rights of material value;

                                   (iii)        granted any increase in the compensation of directors, officers, employees or consultants;

                                   (iv)         suffered any change having a BXI Material Adverse Effect;

                                   (v)          borrowed or agreed to borrow any funds, incurred or become subject to, whether directly or by way of assumption or guarantee or otherwise, any obligations or liabilities in excess of $5,000 individually or $10,000 in the aggregate, except liabilities and obligations that are incurred in the ordinary course of business and consistent with past practice, or increased, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves;

                                   (vi)         paid, discharged or satisfied any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of claims, of liabilities and obligations reflected or reserved against in the BXI Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the BXI Balance Sheet, or prepaid any obligation having a fixed maturity of more than 90 days from the date such obligation was issued or incurred;

                                   (vii)        knowingly permitted or allowed any of its property or assets to be subjected to any Encumbrance, other than Permitted Encumbrances;

                                   (viii)       purchased or sold, transferred or otherwise disposed of any of its material properties or assets;

                                   (ix)         disposed of, other than through licenses in the ordinary course of business, or permitted to lapse, any rights to the Trademark (as hereinafter defined);

                                   (x)          made any single capital expenditure or commitment in excess of $5,000 for additions to property, plant, equipment or intangible capital assets or otherwise or made aggregate capital expenditures in excess of $5,000 for additions to property, plant, equipment or intangible capital assets or otherwise;

                                   (xi)         made any material change in accounting methods or practices or internal control procedures; or

                                   (xii)        paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets to any of the BXI Stockholders or any of BXI’s officers, directors or employees, or any Affiliate of any BXI Stockholder or of BXI’s officers, directors or employees.

          Section 2.10.  Taxes

                                   (i)          Tax Returns for Tax Years 2000, 2001, 2002, 2003 and 2004 have been filed by or on behalf of BXI, and all such Tax Returns were (at the time they were filed) and are true, correct and complete in all material respects; (ii) all Taxes of BXI for the foregoing Tax Years have been fully paid, except for those for which adequate reserves have been created in the BXI Financial Statements in accordance with GAAP; (iii) no waivers of statutes of limitation have been given or requested with respect to BXI in connection with any Tax Returns; (iv) to BXI’s knowledge, no taxing authority in a jurisdiction where BXI does not file Tax Returns has made a claim, assertion or threat to BXI that BXI is or may be subject to taxation by such jurisdiction; (v) BXI has duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for the foregoing Tax years under all applicable laws; (vi) there are no Encumbrances with respect to Taxes on any of BXI’s property or assets other than Encumbrances for current Taxes not yet payable; (vii) there are no Tax rulings, requests for rulings, or closing agreements relating to BXI that could materially adversely affect the liability for Taxes or the amount of taxable income of BXI for any period (or portion of a period) after the Signing Date; and (viii) any adjustment of Taxes of BXI made by the Internal Revenue Service in any examination that is required to be reported to the appropriate state, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid.

                                   (ii)         There is no outstanding dispute or claim concerning any Tax liability of BXI, nor to the knowledge of BXI or the Principal Stockholder is any such claim or dispute pending.  No tax returns filed with respect to BXI for taxable periods ended on or after the incorporation of BXI (March 20, 2003) have been audited or are currently the subject of audit.  BXI has delivered to ITEX correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by BXI since the 2000 tax year.

                                   (iii)        BXI has not made any payments, is not obligated to make any payments and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) (or any similar provision of state, local or foreign law).

                                   (iv)         Other than as set forth in 2.10(iv) of the Disclosure Letter, BXI has not been a member of a federal, state, local or foreign consolidated, affiliated, combined, unitary or other similar group of which BXI is now or was formerly a member filing a consolidated income Tax Return under Section 1501 of the Code (or any similar provision of state, local or foreign law).

                                   (v)          Section 2.10(v) of the Disclosure Letter sets forth the following information with respect to BXI as of the most recent practicable date: (A) the basis of BXI in its assets; (B) the basis of the Principal Stockholder of BXI in its stock (or the amount of any excess loss account); and (C) the amount of any net operating loss, net capital loss, or unused investment or other credit allocable to BXI.

                                   (vi)         The unpaid Taxes of BXI (i) did not, as the date of  the BXI Balance Sheet, exceed the reserve for Tax liability set forth on the face thereof in any material respect and (ii) do not exceed that reserve in any material respect as adjusted for the passage of time and operations in the ordinary course of business through the Signing Date.

                                   (vii)        Notwithstanding any provision in this Agreement to the contrary, neither BXI nor the Principal Stockholder makes any representation or warranty to ITEX as to the Tax effect of the transactions contemplated hereby on ITEX or the Surviving Corporation.

          Section 2.11.  Property.

                                   (i)          BXI owns no real property other than the leasehold interests described on Schedule 2.11(a) to the Disclosure Letter (the “Real Property”).  BXI has delivered to ITEX or its counsel true and complete copies of all written leases, subleases, rental agreements, contracts of sale, tenancies or licenses relating to the Real Property and written summaries of the terms of any oral leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Real Property is subject.

                                   (ii)         BXI has delivered to ITEX a materially complete and accurate list of each item of personal property that is owned, leased, rented or used by BXI (the “Personal Property”), and true and complete copies of all leases, subleases, rental agreements, contracts of sale, tenancies or licenses to which the Personal Property is subject.

                                   (iii)        The Real Property and the Personal Property include all the properties and assets other than the Intellectual Property reflected in the BXI Balance Sheet.  The Real Property and the Personal Property include all material property used in the BXI Business, other than the Intellectual Property and the TradeIt! software owned by Principal Stockholder.

                                   (iv)         BXI owns all Personal Property free and clear of all Encumbrances, other than Permitted Encumbrances.  Each lease, license, rental agreement, contract of sale or other agreement to which the Personal Property is subject is valid, binding and enforceable in accordance with its terms against the parties thereto, BXI has performed in all material respects all obligations imposed on it thereunder, and neither BXI nor, to the knowledge of BXI or the Principal Stockholder, any other party thereto is in default thereunder, nor is there any event that with notice or lapse of time, or both, would constitute a default by BXI or, to the knowledge of BXI or the Principal Stockholder, any other party thereunder except for such defaults as would not give rise to a BXI Material Adverse Effect.  BXI has not granted any lease, sublease, tenancy or license of any portion of the Personal Property.

          Section 2.12.  Contracts.  Schedule 2.12 to the Disclosure Letter contains a complete and accurate list of all contracts, agreements and understandings, oral or written, to which BXI is currently a party or by which BXI is currently bound providing for potential payments by or to BXI in excess of $1,000, other than contracts with Area Directors (as defined in Section 10.7) or BXI members (collectively, the “Material Contracts”), including customer service agreements, distribution and marketing agreements, security agreements, license agreements, software development agreements, joint venture agreements, credit agreements and instruments relating to the borrowing of money.   Neither BXI nor, to the knowledge of BXI or the Principal Stockholder, any other party thereto is in default thereunder, nor to the knowledge of BXI or the Principal Stockholder is there any event that with notice or lapse of time, or both, would constitute a default by BXI or, to the knowledge of BXI or the Principal Stockholder, any other party thereunder.  True and complete copies of each such written contract (or written summaries of the terms of any such oral contract) have been delivered or made available to ITEX by BXI.  Other than as described on Schedule 2.12(a) to the Disclosure Letter, and other than contracts with Area Directors and indemnification agreements with BXI’s officers and directors, BXI has no:

                                   (i)          contracts with directors, officers, stockholders, employees, consultants, or advisors that cannot be canceled by BXI within 30 days’ notice without liability, penalty or premium, any agreement or arrangement providing for the payment of any bonus or commission based on sales or earnings, or any compensation agreement or arrangement affecting or relating to former employees of BXI;

                                   (ii)         current oral or written employment agreements that contain severance or termination pay liabilities or obligations;

                                   (iii)        instrument evidencing indebtedness for borrowed money by way of a direct loan, sale of debt securities, purchase money obligation, conditional sale or guarantee, or otherwise, except for trade indebtedness incurred in the ordinary course of business and except as disclosed in the BXI Financial Statements;

                                   (iv)         non-competition agreement or other arrangement that would prevent BXI from carrying on the BXI business anywhere in the world; and

                                   (v)          agreements or commitments to provide indemnification.

          Section 2.13.  Required Consents.  The execution and delivery of this Agreement and the performance of the obligations of BXI hereunder will not require the consent or waiver of any party to a Material Contract or constitute a default under any Material Contract.

          Section 2.14.  Labor and Employment Matters.  BXI has complied in all Material respects with, is not in violation of, and has not received any notices of violation with respect to any applicable laws, rules and regulations relating to employment of persons by BXI, including the Immigration Reform and Control Act, as amended, those related to wages, hours (including payment of overtime required by state or federal law), equal employment opportunity and the payment of state and federal payroll taxes, including Social Security taxes. There are no claims, actions, suits, investigations or proceedings pending of which it has notice or, to the knowledge of BXI, threatened against BXI alleging any violation of any of the foregoing laws, rules or regulations.  BXI has provided ITEX with recent payment records of payments made by BXI to its independent contractors.  Schedule 2.14 to the Disclosure Letter lists the current compensation amounts of all directors, officers, and employees of BXI.  All employees of BXI are employed on an “at will” basis, and, to the knowledge of BXI, are eligible to work and are lawfully employed in the United States.

          Section 2.15.  Employee Benefit Plans.  No BXI Employee Benefit Plans are currently in effect.  Schedule 2.15 to the Disclosure Letter lists and describes all BXI Employee Benefit Plans since April 2003.  Copies of each written Employee Benefit Plan, and all related documents, including funding agreements and employee booklets, as amended to the date hereof, have been provided to ITEX.  In the case of any unwritten Employee Benefit Plan, a written description thereof, which accurately describes all material provisions of such Employee Benefit Plan, has been provided to ITEX

          Section 2.16.  Intellectual Property.

                                   (i)          BXI currently does not own and has not licensed any Registered Intellectual Property except for the US registered trademark “BXI” (the “Trademark”).

                                   (ii)         Schedule 2.16 to the Disclosure Letter sets forth a list of all Internet domain names used in BXI’s existing business (collectively, the “Domain Names”).  BXI has, and, as of the Effective Time, Surviving Corporation will have, a valid registration and all material rights (free of any material restriction) in and to the Domain Names, other than as set forth in the Transition Services Agreement.

                                   (iii)        BXI owns, free and clear of all Encumbrances, other than Permitted Encumbrances, or otherwise has the right to use, the Trademark.  There are no facts or circumstances of which BXI and the Principal Stockholder are aware that would reasonably lead BXI or the Principal Stockholder to believe that BXI does not own or otherwise have the right to use the Trademark.  The Trademark shall be owned, available for use or enforceable, as the case may be, by Surviving Corporation and ITEX immediately following the Closing on substantially identical terms and conditions as it was available to or enforceable by BXI immediately prior to the Closing.

          Section 2.17.  Corporate Books and Records.  BXI has furnished or made available to ITEX or its counsel for their examination true and complete copies of (a) the Certificate of Incorporation and Bylaws of BXI as currently in effect, including all amendments thereto, (b) the minute books of BXI, and (c) the stock transfer books of BXI.  The contents of the minute books reflect all meetings of the Stockholders and BXI’s board of directors and any committees thereof since September 2000, and such minutes accurately reflect in all material respects the material actions taken at such meetings.  Such stock transfer books accurately reflect all issuances and transfers of shares of capital stock of BXI since September 2000.

          Section 2.18.  Absence of Questionable Payments.  BXI has not used any BXI funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to domestic or foreign government officials or others.  Since September 2000, BXI has maintained reasonable financial controls designed to prevent such unlawful contributions, gifts, entertainment or expenditures.  Neither BXI nor, to its knowledge, any current director, officer, or employee of BXI, has accepted or received any unlawful contributions, payments, gifts or expenditures relating to BXI’s business.  BXI has at all times since September 2000 complied, and is in compliance, in all material respects with the Foreign Corrupt Practices Act and all foreign laws and regulations relating to prevention of corrupt practices and similar matters.

          Section 2.19.  Bank Accounts.  Schedule 2.19 to the Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which BXI maintains safe deposit boxes or accounts of any nature and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access to such safe deposit boxes or accounts.

          Section 2.20.  Area Directors and Members.  BXI has made available to ITEX all current written contracts between BXI and its independent contractors.  Neither BXI nor the Principal Stockholder provides any warranty whatsoever with regard to the enforceability of any contracts between BXI and its independent contractors, or with regard to any contracts, agreements and understandings, oral or written, between BXI and any Persons that purport to be current or former independent contractors of BXI.  Schedule 2.20 to the Disclosure Letter sets forth a materially complete and materially accurate list of all Persons that were paid compensation by BXI for serving as an Area Director of BXI during the fiscal year ended December 31, 2004 and the four-month period ended April 30, 2005.  Schedule 2.20 also shows the approximate number of members serviced by each Area Director and the approximate amount of cash collected from members during such fiscal year and such four-month period.

          Section 2.21.  Accounts Receivable.  All accounts receivable of BXI reflected in the BXI Balance Sheet or existing at the Signing Date represent sales actually made in the ordinary course of business and were recorded in BXI’s books consistent with the presentation applied in the BXI Financial Statements for the fiscal years ended December 31, 2004 and 2003.

          Section 2.22.  Creditors’ List.  Schedule 2.22 to the Disclosure Letter sets forth a materially full, complete and accurate list of all creditors of BXI (other than trade unit creditors) as of the date of the BXI Balance Sheet, with the amount payable to each such creditor as of such date.

          Section 2.23.  Insider Interests.  Except as set forth on Schedule 2.23 to the Disclosure Letter, neither the Principal Stockholder nor any officer or director of BXI has any interest (other than as a stockholder of BXI) (a) in any personal property or Intellectual Property used in or directly pertaining to BXI’s business, or (b) in any agreement, contract, arrangement or obligation relating to BXI, its present or prospective business or its operations.  Neither the Principal Stockholder nor any officer or director of BXI has any interest, directly or indirectly (other than ownership of capital stock comprising less than 1% of any publicly held company), in any person that presently (i) is a supplier, customer or creditor of BXI; or (ii) has any direct or indirect interest in any asset or property of BXI or any property that is necessary or desirable for the present or currently anticipated future conduct of the BXI business.

          Section 2.24.  Disclosure.  No representation or warranty made by BXI in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make any such representation or warranty, in light of the circumstances in which it was made, not misleading.  The information statement accompanying the consent solicitation referenced in Section 5.5 hereof will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances in which they will be made, not misleading; provided, however, that BXI makes no representation or warranty with respect to any information that relates to ITEX or Acquisition Sub in the information statement.

ARTICLE 3

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF
THE PRINCIPAL STOCKHOLDER

          Except as set forth in the Disclosure Letter, and in order to induce ITEX and Acquisition Sub to enter into and perform this Agreement and the BXI Ancillary Agreements to be entered into as of the Signing Date among ITEX and the Principal Stockholder, the Principal Stockholder represents and warrants to ITEX and Acquisition Sub as of the Signing Date as follows:

          Section 3.1.  Ownership.  The Principal Stockholder owns beneficially and of record 4,300 shares of BXI Common Stock free and clear of all Encumbrances, other than the restrictions imposed by federal and state securities laws.

          Section 3.2.  Organization and Good Standing.  The Principal Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.

          Section 3.3.  Power, Authorization and Validity.

                    (a)          Power and Capacity.  The Principal Stockholder has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which the Principal Stockholder is or will be a party that are required to be executed pursuant to this Agreement (the “Intagio Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and the Intagio Ancillary Agreements have been duly and validly approved and authorized by the Principal Stockholder’s Board of Directors as required by Delaware law and the Principal Stockholder’s Certificate of Incorporation and Bylaws, each as amended to date.

                    (b)          No Filings.  No filing, authorization or approval, governmental or otherwise, is necessary to enable the Principal Stockholder to enter into, and to perform its obligations under, this Agreement and the Intagio Ancillary Agreements.

                    (c)          Binding Obligation.  This Agreement and the Intagio Ancillary Agreements have been duly executed and delivered by the Principal Stockholder and each is, or when executed by the Principal Stockholder will be, valid and binding obligations of the Principal Stockholder, enforceable against the Principal Stockholder in accordance with their respective terms, except as to the effect, if any, of (a) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

          Section 3.4.  No Violation of Existing Agreements; Third Party Consents and Approvals.  Neither the execution and delivery of this Agreement nor any Intagio Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Certificate of Incorporation or Bylaws of the Principal Stockholder, as currently in effect, (b) in any material respect, any material instrument or contract to which the Principal Stockholder is a party or by which the Principal Stockholder is bound, or (c) in any material respect, any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to the Principal Stockholder or its assets or properties.

          Section 3.5.  Sophistication; Accreditation.  The Principal Stockholder is an “accredited investor” as defined in Regulation D of the Securities Act.  The Principal Stockholder is in a financial position to hold the Notes for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of its investment in ITEX.

          Section 3.6.  Information.  The Principal Stockholder has been furnished with all information that it deems necessary to evaluate the risks and merits of the Notes.  The Principal Stockholder has had the opportunity to ask questions and receive answers concerning the information it has received about the Notes and ITEX.

          Section 3.7.  No Registration.  The Principal Stockholder is aware and understands that (a) the Notes have not been and will not prior to issuance be registered under the Securities Act, (b) the Notes cannot be sold or transferred unless they are subsequently registered or an exemption from registration is available and (c) ITEX has no obligation to register the Notes with the SEC and has not represented that it will register the Notes.

          Section 3.8.  Investment for Own Account.  The Notes are being acquired by the Principal Stockholder for investment for its account, not as a nominee or agent, and not with a view to the distribution of any part thereof.  The Principal Stockholder has no present intention of selling, granting any participation in or otherwise distributing any of the Notes in a manner contrary to the Securities Act or to any applicable state securities or Blue Sky law, nor does the Principal Stockholder have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant a participation to such person or entity.

          Section 3.9.  Legends.  The Principal Stockholder understands that the Notes will bear legends substantially similar to the following, in addition to any other legends required by federal or state laws:

This Note has not been registered under the Securities Act of 1933 or any other applicable federal or state securities laws, and may not be sold, distributed, pledged on or otherwise transferred unless (I) there is an effective registration statement under the Securities Act and applicable state securities laws covering any such transaction involving this Note, (II) ITEX Corporation receives an opinion of legal counsel for the holder of this Note reasonably satisfactory to ITEX Corporation stating that such transaction is exempt from registration, or (III) ITEX Corporation  otherwise satisfies itself that such transaction is exempt from registration.

          Section 3.10.  Disclosure.  No representation or warranty made by the Principal Stockholder in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make any such representation or warranty, in light of the circumstances in which it was made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ITEX AND ACQUISITION SUB

          ITEX and Acquisition Sub hereby represent and warrant to BXI that:

          Section 4.1.  Organization.  ITEX and Acquisition Sub are each duly organized, validly existing and in good standing under the laws of the State of Nevada (in the case of ITEX) and Delaware (in the case of Acquisition Sub) and each has all requisite corporate power and authority to own, lease and operate its properties and to carry on its respective business as now being conducted.

          Section 4.2.  Power, Authorization and Validity.

                    (a)          Power and Capacity.  ITEX and Acquisition Sub each have the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements to which ITEX and/or Acquisition Sub is or will be a party that are required to be executed pursuant to this Agreement (the “ITEX Ancillary Agreements”).  The execution, delivery and performance of this Agreement and the ITEX Ancillary Agreements have been duly and validly approved and authorized by the Board of Directors of ITEX and Acquisition Sub as required by applicable law, and the Articles or Certificate of Incorporation and Bylaws of each of ITEX and Acquisition Sub.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by ITEX do not require the consent of ITEX’s stockholders.

                    (b)          No Filings.  No filing, authorization or approval, governmental or otherwise, is necessary to enable ITEX or Acquisition Sub to enter into, and to perform its obligations under, this Agreement and the ITEX Ancillary Agreements, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

                    (c)          Binding Obligation.  This Agreement and the ITEX Ancillary Agreements are, or when executed by ITEX and Acquisition Sub will be, valid and binding obligations of ITEX and Acquisition Sub, enforceable against them in accordance with their respective terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other laws of general application relating to or affecting the enforcement of creditors’ rights, and except as enforceability may be limited by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies providing for defenses based on fairness and reasonableness, regardless of whether considered in a proceeding in equity or at law; provided, however, that the Certificate of the Merger will not be effective until filed with the Secretary of State of the State of Delaware.

          Section 4.3.  No Violation of Existing Agreements; Third Party Consents and Approvals.  Neither the execution and delivery of this Agreement nor any ITEX Ancillary Agreement, nor the consummation of the transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of (a) any provision of the Articles of Incorporation or Bylaws of ITEX or the charter documents of any Subsidiary of ITEX, as currently in effect, (b) in any material respect, any material instrument or contract to which ITEX or any Subsidiary of ITEX is a party or by which ITEX or any Subsidiary is bound, or (c) in any material respect, any material federal, state, local or foreign judgment, writ, decree, order, statute, rule or regulation applicable to ITEX or any Subsidiary or their respective assets or properties.  The consummation of the Merger will not require the consent of any third party, except (i) compliance with applicable securities laws and (ii) the filing of all documents necessary to consummate the Merger under Delaware Law.

          Section 4.4.  SEC Reports; Financial Statements.  ITEX has made available to BXI and the Principal Stockholder true and complete copies of the ITEX SEC Documents.  As of their respective filing dates, the ITEX SEC Documents complied in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC promulgated thereunder.

          Section 4.5.  Brokers.  No broker, finder or investment banker is entitled to any finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of ITEX or Acquisition Sub.

          Section 4.6.  No Prior Activities of Acquisition Sub.  Except for obligations incurred in connection with its incorporation or organization or the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby, Acquisition Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

          Section 4.7.  Trade Unit Revenue.  To the extent ITEX has recognized any material Trade Unit Revenue or material expenditures based on non-cash transactions, cash conversions, cash generated by selling Trade Units or other non-cash assets on the financial statements  contained in its SEC Documents (in accordance with the guidance in of APB 29, EITF 93-11 and EITF 93-17), such Trade Unit Revenue and expenses have been disaggregated from cash revenues and expenses and presented as a separate line item on the financial statements.

          Section 4.8.  BXI Disclosure.  Except for the representations and warranties expressly made by BXI in this Agreement, the Disclosure Letter or in any certificate or document delivered in accordance with the terms of this Agreement, ITEX agrees and acknowledges that BXI has not made any representations or warranties concerning BXI, or any of its assets, liabilities, financial condition, business or operations, or any other matter.

          Section 4.9.  SEC Filing.  ITEX agrees (i) to file a Form 8-K reporting the execution of this Agreement and (ii) not to make any other SEC filing regarding this Agreement prior to the Closing Date, unless required to do so by law or the rules and regulations of the SEC.

ARTICLE 5

COVENANTS

          Section 5.1.  Conduct of Business of BXI.  Between the Signing Date and the Effective Time, the parties agree and acknowledge that the business of BXI shall be conducted under the direct supervision of ITEX, provided that except as contemplated by this Agreement or as described in Item 5.1 of the Disclosure Letter, during such period, ITEX shall cause BXI to conduct its operations in the ordinary course of business, and shall not permit BXI to, without the prior written consent of the Principal Stockholder:

                    (a)          amend its certificate of incorporation or bylaws;

                    (b)          authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including any stock options or stock appreciation rights) or convertible or exchangeable securities;

                    (c)          split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to any shareholders in their capacities as such, or redeem or otherwise acquire any of its outstanding securities;

                    (d)          except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of BXI, or otherwise alter BXI’s corporate structure;

                    (e)          incur, assume or forgive any long-term debt or issue any debt securities, except for borrowings in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; (iii) make any loans, advances or capital contributions to or investments in any other Person (other than loans or advances to employees in each case in the ordinary course of business); (iv) pledge or otherwise encumber shares of capital stock of BXI; or (v) mortgage or pledge any of its material assets or properties, tangible or intangible, or create or suffer to exist any material Encumbrance thereupon;

                    (f)          acquire, sell, lease, license or dispose of any assets or property in any single transaction or series of related transactions having a fair market value of five thousand dollars ($5,000) or more in the aggregate, other than licenses or sales of its products in the ordinary course of business, or (ii) acquire, sell, lease, license, transfer or otherwise dispose of any intellectual property, in each case other than licenses granted in the ordinary course of business;

                    (g)          except as may be required as a result of a change in applicable law or in GAAP, change any of the accounting principles, practices or methods used by it;

                    (h)          acquire (by merger, consolidation or acquisition of stock or assets) any corporation, limited liability company, partnership or other business organization or division thereof or any equity interest therein; (ii) enter into any contract that would be material to BXI (other than agreements for the license or sale of its products in the ordinary course of business); (iii) amend, modify or waive any material right under any material contract; or (iv) authorize any new capital expenditure or expenditures that are individually or in the aggregate in excess of five thousand dollars ($5,000); or

                    (i)          take or agree in writing or otherwise to take any of the actions described in any of Sections 5.1(a) through 5.1(h).

                    (j)          ITEX shall indemnify BXI, the BXI Stockholders, and their respective officers and directors (collectively, the “Section 5.1 Indemnitees”) from and against the entirety of any Adverse Consequences (as defined in section 8.2) which such Section 5.1 Indemnitees actually suffer directly resulting from, arising out of, relating to, or caused by ITEX’s intentional misconduct in operating the business of BXI between the Signing Date and the Closing Date.

          Section 5.2.  Intentionally Omitted

          Section 5.3.  Certain Filings; Reasonable Efforts.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including executing any additional instruments necessary to consummate the transactions contemplated hereby.

          Section 5.4.  Confidentiality; Public Announcements.  Each of the parties hereto will hold, and will cause its agents, representatives, consultants and advisers to hold, in confidence all documents and the Confidential Information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement. ITEX and BXI will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law.  ITEX shall provide the Stockholders’ Representative with a copy of the Form 8-K referred to in Section 4.9 a reasonable period of time prior to its filing with the SEC, and shall in good faith consider any changes suggested thereto by the Stockholders’ Representative.

          Section 5.5.  Stockholder Consent Solicitation.  Within three business days following the Signing Date, BXI will circulate a consent solicitation, including an action by written consent and information statement, in order for the holders of BXI stock to consider and approve the transactions contemplated by this Agreement, including the Merger, in accordance with the Delaware GCL.  The consent solicitation shall be accompanied by the notice required by Section 262(d)(2) of the Delaware GCL, and the recommendations from the board of directors of BXI that the BXI Stockholders approve the transactions contemplated by this Agreement, including the Merger.  The consent solicitation shall be in the form attached hereto as Exhibit D.

          Section 5.6.  TradeIt! Software.  ITEX acknowledges that the “TradeIt!” software (including any related software or database programs) is not owned by BXI and that BXI’s right to use such software shall terminate as of the Signing Date, except as specifically set forth in the Transition Services Agreement and that certain Post-Signing Date TradeIt Online User Agreement between the Principal Stockholder and BXI, a copy of which is attached hereto as Exhibit F.  ITEX agrees, on its behalf and on behalf of BXI (prior to the Closing Date) and the Surviving Corporation (as of and after the Closing Date), not to assert any claims with respect to the TradeIt! Software at any time.

          Section 5.7.  Litigation.  If and to the extent the Principal Stockholder or any of its Subsidiaries (other than BXI) is a party to any litigation involving BXI, BXI shall retain separate counsel to represent it in connection therewith and the Principal Stockholder shall be entitled to retain BXI’s former counsel to represent the Principal Stockholder in connection therewith.  ITEX agrees to cause BXI (prior to the Closing Date) and the Surviving Corporation (as of and after the Closing Date) to execute a conflict waiver in connection therewith if reasonably requested by counsel to the Principal Stockholder.  With respect to any such litigation in which BXI is defending against any cross-claims, BXI or the Surviving Corporation’s separate counsel shall serve as primary counsel defending BXI or the Surviving Corporation and the Principal Stockholder, provided that the Principal Stockholder may choose to have its own counsel participate in such defense at its own expense, with the defense being coordinated by BXI or the Surviving Corporation’s counsel.  No settlement in any such case shall be agreed to by BXI (prior to the Closing Date) or by the Surviving Corporation (as of and after the Closing Date) without the prior written consent of the Principal Stockholder, which consent shall not be unreasonably withheld.

          Section 5.8.  Non-solicitation.

                    (a)          For a period of three years from and after the Signing Date, the Principal Stockholder will not directly or indirectly solicit for employment any person who is, or has been at any time since January 1, 2002, employed by Area Directors of BXI or employed by ITEX or brokers or franchisees of ITEX.

                    (b)          The parties hereto acknowledge that Intagio Trading Network, Inc., a subsidiary of the Principal Stockholder, engages in substantially the same business as ITEX and BXI, and has done so for at least four years prior to the Signing Date.  Additionally, the parties acknowledge that the Principal Stockholder has solicited, and has the right to solicit in the future, ITEX customers. Except as expressly set forth in this Subsection, nothing in this Agreement shall limit or constrain in any way the Principal Stockholder or any Subsidiary of the Principal Stockholder from engaging in the same business that it engaged in prior to the Signing Date, or from engaging in any form of trade transactions, barter exchange management, or other business activities related or pertaining to trading, trade facilitation, or media transactions and media agency relationships, or from soliciting or retaining as customers existing or former ITEX or BXI customers in the ordinary course of business.  Without limiting the scope of the foregoing, for a period of one year from and after the Signing Date, the Principal Stockholder agrees, on its behalf and on behalf of its Subsidiaries, that it shall not (i) implement a company-wide strategy the purpose of which is intentionally to solicit existing customers of ITEX or BXI on a wholesale basis to become clients of the Principal Stockholder or of any of the Principal Stockholder’s Subsidiaries, or (ii) provide any employee(s) or contractor(s) of the Principal Stockholder (or of any of the Principal Stockholder’s Subsidiaries) whose primary function is sales or business development with access to the BXI TradeIt! database or to BXI client information contained therein.  In furtherance of the foregoing, promptly following the public announcement of the Merger in accordance with the terms of this Agreement, the Principal Stockholder shall:

                                   (i)          notify its and its Subsidiaries’ employees informing each of them of the Merger and instructing each of them that, for a period of two years from the Signing Date, they shall not make any statements to any Joint Clients (as defined below) to the effect that such Joint Client should terminate its relationship with BXI or ITEX, as applicable.  A “Joint Client” with respect to any employee of the Principal Stockholder or any of its Subsidiaries is any existing or potential customer of the Intagio Trading Network, Inc. with whom such employee knows (or has a reasonable basis to know) was a customer of BXI or ITEX as of the Signing Date; and

                                   (ii)         take such steps as are reasonable under the circumstances to bar those employees and contractors of the Principal Stockholder (or of any of the Principal Stockholder’s Subsidiaries) whose primary function is sales or business development from having access to the BXI TradeIt! database or to BXI client information contained therein during the requisite time period set forth above.

Nothing in this Section shall place any limitation on the nature or scope of business relationships between the Principal Stockholder (or any of its Subsidiaries) and those customers that the Principal Stockholder (or any of its Subsidiaries) had a business relationship with prior to the Signing Date.  Further, nothing in this Section shall restrict the Principal Stockholder (or any of its Subsidiaries) from conducting business with any past, present or future customer of ITEX or BXI after the Signing Date, as long as the Principal Stockholder complies with the provisions set forth in this Section 5.8.

                    (c)          If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.8 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

          Section 5.9.  Additional Actions.  After the Signing Date, each party hereto, at the request of and without any further cost or expense to the other parties, shall take any further actions reasonably necessary or desirable to carry out the purposes of this Agreement or any Ancillary Agreement, to vest in Surviving Corporation full title to all properties, assets and rights of BXI, and to effect the issuance of the Merger Consideration to the BXI Stockholders pursuant to the terms and conditions hereof.

ARTICLE 6

SIGNING DELIVERIES

          Section 6.1.  ITEX Deliveries.  On or prior to the Signing Date:

                    (a)          ITEX shall have executed and delivered to the Escrow Agent a Security Agreement in the form attached hereto as Exhibit E;

                    (b)          ITEX shall have executed and delivered to the Escrow Agent a Transition Services Agreement in the form attached hereto as Exhibit G (the “Transition Services Agreement”); and

                    (c)          ITEX shall have paid 100% of the actual aggregate cost of all of the services referred to in the Accountants Letter (as defined in Section 10.1) that were performed prior to the Signing Date, either directly to the accounting firm of Ireland San Filippo, LLP, or to the Principal Stockholder as reimbursement for amounts paid by the Principal Stockholder to such accounting firm.  Any services referred to in the Accountants Letter that are performed following the Signing Date shall be the sole responsibility of ITEX.

          Section 6.2.  BXI and Principal Stockholder Deliverables.  On or prior to the Signing Date:

                    (a)          ITEX shall have received evidence of the resignations, effective as of the Signing Date, of each director and officer of BXI, except Steven White, who shall have been elected as a director and President of BXI immediately prior to the resignations of the other officers and directors thereof;

                    (b)          BXI shall have filed all Tax Returns required by it to have been filed  with respect to tax years commencing as of January 1, 2000 and through the Signing Date and paid in full any Taxes due and owing pursuant to such returns;

                    (c)          BXI and the Principal Stockholder shall have executed and delivered to the Escrow Agent the Transition Services Agreement;

                    (d)          ITEX shall have obtained audited financial statements of BXI as of and for the years ended December 31, 2003 and 2004, in each case in accordance with GAAP and the applicable rules and regulations of the SEC; and

                    (e)          BXI shall provide ITEX with a spreadsheet setting forth (a) the number of shares of BXI Common Stock held of record by each BXI Stockholder and (b) the amount of Merger Consideration which each such BXI Stockholder shall become entitled at the Effective Time.

ARTICLE 7

[INTENTIONALLY OMITTED]

ARTICLE 8

REMEDIES FOR AGREEMENT BREACHES

          Section 8.1.  Time Limitation.  All representations and warranties contained in this Agreement, the Disclosure Letter or in any certificate or document delivered in accordance with the terms of this Agreement, shall survive until the 24 month anniversary of the Signing Date, and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto, or by any notice given pursuant to Section 8.2 or otherwise; provided, however, that ITEX’s and Acquisition Sub’s right to make any claim or bring any legal action against BXI or the Principal Stockholder based upon a breach of its representations and warranties herein shall forever expire if written notice of such claim or legal action (along with a detailed written notice of the alleged facts underlying such claim or action) is not given to the Principal Stockholder before the end of such 24 month period (the “Survival Period”).  All of the covenants and obligations of the parties contained in this Agreement or any certificate or document delivered in accordance with the terms of this Agreement shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

          Section 8.2.  Post-Closing Indemnification Provisions for Benefit of ITEX.

                    (a)          Provided that ITEX makes a written claim for indemnification pursuant to this Article 8 before the expiration of the applicable time period set forth in Section 8.1, the BXI Stockholders shall jointly and severally indemnify ITEX, its Subsidiaries, and their respective officers, directors and representatives (collectively, the “ITEX Indemnitees”) from and against, hold each of them harmless from, and reimburse each of them for,

                                   (i)          the entirety of any Adverse Consequences (as defined in Section 10.7), which such ITEX Indemnitees actually suffer through and after the date of the claim for indemnification directly resulting from, arising out of, relating to, or caused by any breach by BXI or the Principal Stockholder of any of its representations, warranties, covenants or obligations contained in this Agreement, the Disclosure Letter, any certificate or document delivered in accordance with the terms of this Agreement, or any schedule hereto or thereto;

                                   (ii)         the amount by which any payment to any Dissenting Stockholder that ITEX is required to pay by a final non-appealable decision of a court of competent jurisdiction, or pursuant to a settlement agreement approved by the Principal Stockholder as set forth in Section 1.12, exceeds the value of the Merger Consideration that such Dissenting Stockholder would have otherwise been entitled to receive hereunder, together with any court costs and reasonable attorneys’ fees and expenses and other out-of-pocket expenses reasonably incurred by ITEX in connection with determining the value of BXI in connection therewith (collectively, the “Dissenting Stockholder Payments”);

                                   (iii)        any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been  made by any such Person with either BXI or the Principal Stockholder (or any Person acting on their behalf) in connection with any of the transactions contemplated by this Agreement;

                                   (iv)         ***

                    (b)          Notwithstanding the foregoing or any other provision of this Agreement and except as provided below in Section 8.2(c):

                                   (i)          the liability of each BXI Stockholder to the ITEX Indemnitees under this Agreement (whether pursuant to this Article 8 or otherwise) shall not exceed the amount of cash actually received by or otherwise payable to such BXI Stockholder as Earnout Payments; provided however that in the event the amount of any Dissenting Stockholder Payments exceed the amount of any Earnout Payments paid or payable to the BXI Stockholders (after taking into account any prior offsets to the Earnout Payments) ITEX may also reduce the principal amount due under the Notes in an amount up to such excess (provided that the principal amount due under the Notes shall in no event be reduced to less than zero); and

                                   (ii)         no BXI Stockholder shall be responsible for more than its pro rata share of any such liability based on its ownership of BXI Common Stock as of the Effective Time.

                    (c)          Solely in the case of any Adverse Consequences resulting from any fraudulent misrepresentation made in this Agreement, the Disclosure Letter, or in any certificate or document delivered in accordance with the terms of this Agreement by the Principal

*** Confidential material redacted and filed separately with the Commission.

Stockholder or BXI or the intentional breach by the Principal Stockholder or BXI of any covenant or obligation contained herein or therein, the remedies provided for in Section 8.2(b) shall not be exclusive of or limited to any other remedies that may be available to ITEX or any of the ITEX Indemnitees, except that any Adverse Consequences arising as a result of a breach of Section 5.8(b), whether or not such breach is determined to have been intentional, shall not be subject to the provisions of this Section 8.2(d), but shall be subject to all of the limitations set forth elsewhere in this Article 8.

          Section 8.3.  Right of Offset Sole Remedy.  With respect to any and all for claims for which ITEX is entitled to indemnification under this Agreement, ITEX shall be entitled to indemnification for the aggregate amount of all Losses it actually incurs from the first dollar.  Subject to the notice requirements and other limitations provided in this Article 8, and except as set forth in Section 8.2(c), ITEX shall offset any Losses for which a claim by an ITEX Indemnitee has been properly made pursuant to this Article 8, against any amounts payable to the BXI Stockholders as Earnout Payments (with such offset being ITEX’s sole remedy for any claim whatsoever to be made under this Agreement, except for the right of ITEX to reduce the principal amount of the Notes solely as provided for in section 8.2(b) and as provided in Section 10.9).  Except as provided for in Sections 8.2(b) and (c), under no circumstances shall (i) any BXI Stockholder’s total liability for claims for indemnification under this Agreement or breach of any representations or warranties or otherwise exceed the aggregate amount of the Earnout Payments payable to such BXI Stockholder, or (ii) any amounts be recoverable from any BXI Stockholder other than through a pro rata set off from such Earnout Payments.

          Section 8.4.  Post-Closing Indemnification Provisions for Benefit of BXI Stockholders.  Provided that a BXI Stockholder makes a written claim for indemnification against ITEX pursuant to this Section 8.4, ITEX shall indemnify such BXI Stockholder and its respective representatives (collectively, the “BXI Indemnitees”) from and against the entirety of any Adverse Consequences which the BXI Indemnitees may suffer directly resulting from, arising out of, relating to or caused by any breach by ITEX of any of its representations, warranties, covenants or obligations contained in this Agreement.  Under no circumstances shall ITEX’s total liability for claims for indemnification under this Agreement or breach of any representations or warranties exceed the amount of the Merger Consideration otherwise payable to such BXI Stockholder pursuant to this Agreement.

          Section 8.5.  Matters Involving Third Parties.

                    (a)          If any third party shall notify any party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against any other party (the “Indemnifying Party”) under this Article 8, then the Indemnified Party shall promptly notify each Indemnifying Party, thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is materially prejudiced thereby.

                    (b)          Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as the Indemnifying Party notifies the Indemnified Party in writing, within fifteen (15) days after the Indemnified Party has given written notice of the Third Party Claim, that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences that the Indemnified Party may suffer directly resulting from, arising out of, relating to or caused by the Third Party Claim.

                    (c)          So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8.5(b) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

ARTICLE 9

MATTERS RELATING TO THE STOCKHOLDERS’ REPRESENTATIVE

                    (a)          The Principal Stockholder, by executing this Agreement, and each other BXI Stockholder, by virtue of the Merger irrevocably authorizes and appoints the Principal Stockholder as Stockholders’ Representative, with full power of substitution and resubstitution, as such stockholder’s agent and attorney-in-fact for the purposes contemplated herein.

                    (b)          The Stockholders’ Representative shall have the full power, authority and right to perform, do and take any and all actions it deems necessary or advisable to carry out the purposes of this Agreement.  Such actions include the power to amend, modify or waive any agreement in the name of each BXI Stockholder as if such BXI Stockholder had itself amended, modified or waived such agreement; provided that the Stockholders’ Representative shall have no power to amend, modify or waive any term of this Agreement, the effect of which would reduce the amount or change the type of consideration to be received by any BXI Stockholder in respect of the Merger unless the affected BXI Stockholder shall so agree. In particular, but not by way of limitation, the Stockholders’ Representative shall have the power to make and carry out decisions under this Agreement and the Ancillary Agreements on behalf of each BXI Stockholder and to sign documents and make filings on behalf of each BXI Stockholder as if such BXI Stockholder had itself signed or filed such document.  The BXI Stockholders are hereby deemed to have consented to the taking by the Stockholders’ Representative of any and all actions and the making of any decisions required or permitted to be taken by it under this Agreement.

                    (c)          The Stockholders’ Representative hereby agrees to comply with orders of courts and awards of arbitrators with respect to third party claims, use good faith efforts to resolve any claim made pursuant to Article 8 hereof, take all actions necessary in its judgment for the accomplishment of the foregoing, and hereby accepts its appointment as the Stockholders’ Representative for purposes of Article 8.  The ITEX Indemnified Parties shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to Article 8 and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of a BXI Stockholder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any BXI Stockholders by the Stockholders’ Representative, as fully binding upon such BXI Stockholder.

                    (d)          The Stockholders’ Representative may resign at any time.  Upon such resignation, another Person shall replace such resigning Stockholders’ Representative with the same powers and duties as such resigning Stockholders’ Representative.

                    (e)          If the Stockholders’ Representative or any successor shall die or become unable to act as the Stockholders’ Representative, a replacement shall promptly be appointed by a writing signed by the other BXI Stockholders.

ARTICLE 10

MISCELLANEOUS

          Section 10.1.  Entire Agreement; Assignment.  This Agreement (including the Disclosure Letter and the Exhibits hereto) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings both written and oral between the parties with respect to the subject matter hereof  (provided that (i) the confidentiality provisions in Sections 11 and 12 of the LOI shall remain in effect and (ii) the provisions of that certain letter agreement (the “Accountants Letter”), dated as of March 31, 2005, from BXI and the Principal Stockholder to ITEX, shall remain in effect) and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the other parties.

          Section 10.2.  Validity.  If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

          Section 10.3.  Notices.  Any notice, request or demand desired or required to be given hereunder shall be in writing given by personal delivery, confirmed facsimile transmission or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party shall have previously designated by such a notice.  The effective date of any notice, request or demand shall be the date of personal delivery, the date on which successful facsimile transmission is confirmed or the date actually delivered by a reputable overnight courier service, as the case may be, in each case properly addressed as provided herein and with all charges prepaid.

                    (a)          If to ITEX or Acquisition Sub (or to BXI after the Closing Date):

                                   ITEX Corporation
                                   3625 132nd Ave SE, Suite 200
                                   Bellevue, WA 98008
                                   Attn: Steven White, CEO
                                   Facsimile Number:  425-463-4041

                    (b)          If to BXI prior to the Closing Date :

                                   BXI Exchange, Inc.
                                   185 Berry Street, Suite 2200
                                   San Francisco, CA 94107
                                   Attn: President
                                   Facsimile Number:  415-543-0375

                    (c)          If to the Principal Stockholder:

                                   The Intagio Group, Inc.
                                   185 Berry Street, Suite 2200
                                   San Francisco, CA 94107
                                   Attn: President
                                   Facsimile Number:  415-543-0375

or to such other address as the Person to whom written notice is given may have previously furnished to the others in writing in the manner set forth above.

          Section 10.4.  Governing Law; Waiver of Jury Trial.

                    (a)          Except for the mandatorily applicable provisions of Delaware, this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to the principles of conflicts of law thereof.

                    (b)          Each of the parties hereto consents to the jurisdiction of any state or federal court located within the county of San Francisco in the State of California, and irrevocably agrees that all actions or proceedings relating to this Agreement or the transactions contemplated hereby (other than those determinations and findings expressly delegated to the Determining Accountants in Section 1.8) shall be litigated in one of such courts, and each of the parties waives any objection that it may have based on improper venue or forum non conveniens to the conduct of any such action or proceeding in any such court and waives personal service of any and all process upon it, and consents to all such service of process made in the manner set forth in Section 10.3.  Nothing contained in this Section 10.4(b) shall affect the right of any party to serve legal process on any other party in any other manner permitted by law.

                    (c)          Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the waivers and certifications in this Section 10.4(c).

          Section 10.5.  Descriptive Headings; Section References.  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.  All references herein to Articles, Sections, subsections, paragraphs and clauses are references to Articles, Sections, subsections, paragraphs and clauses of this Agreement unless specified otherwise.

          Section 10.6.  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns.  Nothing in this Agreement is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except as set forth in (i) Article 1 with respect to the BXI Stockholders regarding the receipt of Merger Consideration as set forth therein, (ii) Article 8 with respect to the rights and protections afforded therein to the Stockholders’ Representative, and (iii) with respect to the right of ITEX’s Affiliates to compel performance of the Principal Stockholder’s obligations under Section 5.8, with each of the referenced Persons intended as a third party beneficiary of the corresponding referenced portions of this Agreement.

          Section 10.7.  Certain Definitions.  For the purposes of this Agreement the term:

                    (a)          “Accounts Payable” shall mean cash amounts owed by BXI to vendors (excluding Area Directors, the Principal Stockholder or its Subsidiaries) as of the Signing Date for services performed by such vendors as of or prior to the Signing Date.

                    (b)          “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, accounting and other expenses, and fees, including court costs and reasonable attorneys’ fees and expenses, whether or not involving a third party claim, in each case net of (a) any insurance recoveries (after taking into account any costs ITEX or BXI reasonably incurs due to such recoveries, including those that may result from retrospective premium adjustments, experience-based premium adjustments, and indemnification obligations), and (b) any tax benefit (after taking into account any tax detriment of any indemnity, including tax costs resulting from a reduction in basis, and the resulting reduction in depreciation and amortization or increase in gain recognized on the Merger, if the indemnification is treated as an adjustment of the purchase price).

                    (c)          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

                    (d)          “Area Director” means any Person who has contracted with BXI to perform sales or trade facilitation Services.

                    (e)          “Business Day” means any day other than a day on which banks in California are required or authorized by law to be closed.

                    (f)          “BXI Balance Sheet” means the unaudited balance sheet of BXI as of May 31, 2005.

                    (g)          “BXI Financial Statements” means (a) audited balance sheets, statements of income and expense, statements of cash flow and statements of stockholders’ equity of BXI as of and for the fiscal years ended December 31, 2004 and 2003 and (b) the unaudited balance sheets, statements of income and expense, statements of cash flow and statements of stockholders’ equity of BXI as of and for the five months ended May 31, 2005.

                    (h)          “Cash Balance” means the amount of cash and cash equivalents of BXI on hand at the Signing Date (including that certain Certificate of Deposit #8800057899 at Silicon Valley Bank in the amount of $35,477), less the aggregate amounts due and payable to BXI’s Area Directors after paying their commissions as calculated in normal course at the close of business on the Signing Date, less any payments made prior to the Signing Date that have not yet to clear in BXI’s bank account, plus any credit card payments and checks that have been received and included in calculating Area Director commissions but have yet to clear and post to BXI’s bank account (i.e., Deposits in Transit).

                    (i)          “Confidential Information” means any information about BXI disclosed to ITEX, or about ITEX disclosed to BXI, in connection with the transactions contemplated by this Agreement, including analyses, data studies, or other documents prepared by a disclosing party or any of representatives, unless (a) such information is already known to the receiving party or its representatives or such information becomes publicly available through no fault of the receiving or its representatives, (b) the use of such information is necessary and appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated by this Agreement, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings.

                    (j)          “Encumbrance” means any liens, mortgages, pledges, deeds of trust, security interests, charges, or other encumbrances.

                    (k)          “GAAP” means United States generally accepted accounting principles as in effect from time to time.

                    (l)          “Governmental Authority” means any government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including the SEC or any other government authority, agency, department, board, commission or instrumentality of the United States, any state of the United States or any political subdivision thereof, and any court, tribunal or arbitrator of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority, including the NASD.

                    (m)          “include” or “including” means “include, without limitation” or “including, without limitation,” as the case may be, and the language following “include” or “including” shall not be deemed to set forth an exhaustive list.

                    (n)          “Intagio Receivable” means the aggregate net amount owed by BXI to the Principal Stockholder and its Subsidiaries (exclusive of Shareholder Debt), referred to as “Inter-company accounts payable” and “Inter-company short-term borrowing” on the balance sheets included in the BXI Financial Statements, as of the Signing Date.

                    (o)          “Intellectual Property” means all trade names, inventions, processes, designs, formulae, trade secrets, know-how, and other proprietary rights.

                    (p)          “Losses” shall mean the dollar value of any and all loss, obligation, deficiency, damage, claim, liability, cost and expense incurred as a result of any Adverse Consequence, including the amount of any settlement entered into pursuant to this Agreement, and all reasonable legal fees and other expenses.

                    (q)          “Material Adverse Effect” shall mean an effect that would be materially adverse to the financial condition, properties, assets (including intangible assets), liabilities, business, operations, or results of operations of BXI.

                    (r)          “NASD” means the National Association of Securities Dealers, Inc.

                    (s)          “Operational Liabilities” shall mean BXI’s liabilities as of the Signing Date solely with respect to Accounts Payable, legal fees and expenses and audit fees incurred as of the Signing Date for legal and audit services provided to BXI as of or prior to the Signing Date, notes payable (other than the Shareholder Debt), any expenses of the Principal Stockholder on behalf of BXI pursuant to the Cost-Sharing Agreement by and between BXI and Intagio Trading Network, Inc., dated as of August 6, 2004 (which compensate the Principal Stockholder for Ed Barrantes services as BXI’s interim president), amounts due to Jay Greene and Duncan Banner with respect to expense reimbursements and monthly consulting payments, amounts due to Mel Bernie & Company, commissions due to Area Directors, in each case only to the extent required to be set forth as a liability on BXI’s balance sheet in accordance with GAAP.  Operational Liabilities shall exclude all other categories of liabilities of BXI, including, but not limited to, the items on BXI’s balance sheet referred to as “Deferred revenue,” “Accrued commissions payable to Area Directors” and “Other current liabilities” (to the extent “Other current liabilities” is comprised of “credit balances in accounts receivables,” which amount was $68,334 as of May 31, 2005), Shareholder Debt, the Intagio Receivable, and accruals for BXI’s 2005 audit and tax services.

                    (t)          “Permitted Encumbrances” means:

                                  (i)          Encumbrances for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which BXI maintains adequate reserves in accordance with GAAP;

                                  (ii)         Licenses or sublicenses granted by BXI in the ordinary course of business and any interest or title of a licensor or under any such license or sublicense; or

                                  (iii)        Banker’s liens, rights of setoff and similar liens incurred on deposits made in the ordinary course of business.

                    (u)          “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any governmental entity.

                    (v)          “Registered Intellectual Property” means all patents, patent applications, registered trademarks, trademark applications, registered copyrights, copyright applications and domain name registrations registered by BXI with government patent or trademark authorities.

                    (w)          “SEC” means the Securities and Exchange Commission.

                    (x)          “SEC Documents” means true and complete copies of the following reports of ITEX filed or furnished to the SEC pursuant to the Exchange Act:  Annual Report on Form 10 KSB for the fiscal year ended July 31, 2004; Quarterly Reports on Form 10 QSB for the quarterly periods ending October 31, 2004, January 31, 2005 and April 30, 2005; definitive proxy statement, filed November 16, 2004, for ITEX’s annual meeting of stockholders; and Current Reports on Form 8 K, as filed on December 6, 2004 and January 31, 2005.

                    (y)          “Shareholder Debt” means the aggregate amount of indebtedness (including principal and accrued interest) owed by BXI to the BXI Stockholders (exclusive of the Intagio Receivable), as of the Signing Date.

                    (z)          “Subsidiary” or “Subsidiaries” of any Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than fifty percent (50%) of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

                    (aa)         “Tax” or “Taxes” means any or all foreign, federal, state, county or local taxes, charges, fees, levies, imposts, duties and other assessments, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, excise, severance, stamp, occupation, premium, real property, recording, personal property, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties or additions to tax.

                    (bb)         “Tax Returns” shall mean any return, declaration, report, claim or refund, information return, statement or other similar document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

                    (cc)         “Transition Services Fee” means the amount owed by BXI to the Principal Stockholder as of the Signing Date (i) for services described in the Transition Services Agreement (i.e. post-Signing Date and post-Closing services to be provided by the Principal Stockholder and its Subsidiaries to BXI and the Surviving Corporation), (ii) for services provided by the Principal Stockholder and its Subsidiaries to BXI prior to the Signing Date directed toward completion of the transactions described herein, and (iii) in connection with the limited license to the Surviving Corporation of the TradeIt! Software

          Section 10.8.  Personal Liability.  Except as expressly set forth herein, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, shareholder or representative of any party hereto.

          Section 10.9.  Specific Performance.  The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part for the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy.  Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

          Section 10.10.  Counterparts.  This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

          Section 10.11.  Amendment.  This Agreement may be amended by action taken by BXI, the Principal Stockholder, ITEX and Acquisition Sub at any time before or after approval of the Merger by the BXI Stockholders.  This Agreement may be amended only by an instrument in writing signed on behalf of the parties hereto.

          Section 10.12.  Escrow Fees. The Stockholder Representative agrees to pay the Escrow Agent, on behalf of itself and ITEX, the Acceptance Fee of $1,000 and the Escrow Agent Fee of $1,500 (plus any applicable taxes thereon at the rate of 8.8%) referenced in the Escrow Agreement, as and when such fees are due and payable.

          Section 10.13.  Extension; Waiver.  At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by another party with any of the agreements or conditions contained herein.  Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed by such party.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

“ITEX”	“BXI”

ITEX CORPORATION	BXI EXCHANGE, INC.

By:	By:

Its:	Its:

“Acquisition Sub”	“The Principal Stockholder”

BXI ACQUISITION SUB, INC.	THE INTAGIO GROUP, INC.

By:	By:

Its:	Its:

TABLE OF EXHIBITS

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Secured Promissory Note
Exhibit C	Escrow Agreement
Exhibit D	Consent Solicitation and Information Statement
Exhibit E	Form of Security Agreement
Exhibit F	Post-Signing Date TradeIt Online User Agreement
Exhibit G	Transition Services Agreement
Exhibit 1.6(d)	Form of Letter of Transmittal

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